U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant: Charles River Laboratories International, Inc.

2. Name of person relying on exemption:  JANA Partners LLC

3. Address of person relying on exemption: 767 Fifth Avenue, 8th Floor, New York, New York 10153

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

Presentation to ISS Group: Proposed Acquisition of WuXi
Pharmatech (“WX”) by Charles River Laboratories (“CRL”)
July 20, 2010

THIS PRESENTATION IS FOR GENERAL INFORMATIONAL PURPOSES FOR ISS GROUP ONLY. IT DOES NOT HAVE REGARD TO
THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON
WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION.
THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. THE VIEWS EXPRESSED HEREIN
REPRESENT THE OPINIONS OF JANA PARTNERS LLC ("JANA PARTNERS"), WHICH OPINIONS MAY CHANGE AT ANY TIME AND ARE BASED
ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO CHARLES RIVER LABORATORIES INTERNATIONAL INC. AND WUXI
PHARMATECH (CAYMAN) INC. (THE “ISSUERS”). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR
OBTAINED FROM FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) BY THE ISSUERS OR OTHER COMPANIES
JANA PARTNERS CONSIDERS COMPARABLE, AND FROM OTHER THIRD PARTY REPORTS.
QUOTATION OF ANALYSTS HEREIN DOES NOT NECESSARILY INDICATE THAT SUCH ANALYSTS SUPPORT THE VIEWS EXPRESSED
HEREIN. JANA PARTNERS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO THE USE OF PREVIOUSLY
PUBLISHED INFORMATION AND ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF
SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED
OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.
JANA PARTNERS SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING OR
THIRD PARTY REPORT. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE
ISSUERS WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES,
PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF TRANSACTIONS DISCUSSED HEREIN ARE BASED ON
ASSUMPTIONS WHICH JANA PARTNERS BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT
ACTUAL RESULTS OR PERFORMANCE OF THE ISSUERS WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. JANA
PARTNERS DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.
JANA PARTNERS AND ITS AFFILIATES CURRENTLY HOLD A SUBSTANTIAL AMOUNT OF SHARES OF COMMON STOCK OF CHARLES RIVER
LABORATORIES INTERNATIONAL INC. AND JANA PARTNERS IS IN THE BUSINESS OF INVESTING IN AND TRADING SECURITIES. JANA
PARTNERS AND ITS AFFILIATES MAY FROM TIME TO TIME SELL ALL OR A PORTION OF SUCH SHARES IN OPEN MARKET TRANSACTIONS
OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED
TRANSACTIONS OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH
SHARES. JANA PARTNERS ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENT IN CHARLES RIVER
LABORATORIES INTERNATIONAL INC. AS IT MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO, COMMUNICATING WITH
MANAGEMENT, THE BOARD OF DIRECTORS AND OTHER INVESTORS.
NOTHING CONTAINED IN THIS PRESENTATION IS INTENDED TO BE, NOR SHOULD IT BE CONSTRUED OR USED AS, INVESTMENT, TAX,
LEGAL OR FINANCIAL ADVICE, AN OPINION OF THE APPROPRIATENESS OF ANY SECURITY OR INVESTMENT, OR AN OFFER, OR THE
SOLICITATION OF ANY OFFER, TO BUY OR SELL ANY SECURITY OR INVESTMENT.

Overview

JANA Partners Strongly Opposes the Proposed Acquisition of WuXi
„ Purported strategic rationale of combining preclinical and discovery services has found almost no support
„ Proposed synergies are highly speculative and run counter to established industry dynamics, and significant integration risk makes realization of even limited synergies challenging
„ Charles River’s poor track record of integration and overall history of capital allocation has been highly disappointing
„ WuXi valuation is excessive and relies on highly aggressive assumptions
„ Even assuming synergies were realistic and that Charles River can overcome significant integration risk and its own history, and accepting aggressive WuXi growth and margin assumptions, the proposed acquisition would still generate inadequate returns
„ There are much more promising avenues to create immediate and certain shareholder value, after years of significant underperformance

Lack of Supportable Strategic Rationale and Significant Risks

Street Reaction
“We still see the valuation premium applied as aggressive and the rationale for combination lacking enough supporting evidence to assuage all concerns. We do believe that the combined entity will be competitively differentiated, but we’re unconvinced that it will be materially competitively advantaged.” - R.W.
Baird, May 12, 2010
“[WuXi] stands to benefit from this transaction more than [Charles River].” - Lazard, June 15, 2010
“[W]e continue to see the proposed WX acquisition reducing the value of CRL shares.” - Lazard, July 15,
2010
“During our conversations with industry participants, the subject of the Charles River-Wuxi proposed merger often emerged. From the strategic perspective of synergies between discovery services and existing preclinical capabilities, we did not encounter a single individual who agreed with the transaction and/or thought that it would clearly provide a benefit to the resulting entity. In our view, this further validates investor concerns over the merits of the transaction.” - Raymond James, June 17, 2010
[R]evenue synergies tend to be elusive in nature and particularly hard to capture relative to service based transactions. Therefore, we expect shareholders to discount the revenue synergy potential of the transaction and remain generally against the proposed [WuXi] transaction.” - Deutsche Bank, July 13, 2010
“Neuberger Berman has been a patient long term stockholder of CRL, waiting for a reasonable return on the investment made on behalf of our clients ... In our opinion, the proposed transaction with WuXi represents an unacceptable elevation of financial and operational risks to CRL, and therefore, our investment.” - Neuberger
Berman LLC, June 16, 2010
Note: Quotation of analysts and investment firms herein does not necessarily indicate that such analysts or investment firms support the views expressed herein. Please see end notes at the end of this presentation for full citation list.

„ Customer and drug research process not well suited for integrated WuXi / Charles River Offering and
 WuXi’s discovery offering too far removed from Charles River’s toxicology offering to generate significant cross-selling opportunities
Expert Reaction
The research process is very complex which is why the pharmaceutical industry has kept separate decision makers at each stage. Discovery scientists do not make decisions on preclinical work and vice versa. Moreover, they are usually in different buildings, if not different cities or countries. - Former CEO of diversified preclinical CRO
CROs do not sell everything to just one chief scientific professor. ‘A lot of times biologists don’t even talk to chemists.’ At my company, there are a few decision makers for the range of preclinical work. Preclinical outsourcing decisions are made at a lower level in the organization because they are less critical. Charles River does not have experience managing a discovery business which increases risk of transaction. - Executive in preclinical development at leading biotechnology company
CROs selection is based on particular service needed. Breadth of service not an important factor. Decision making is decentralized and based on individual project/team. Do not think Charles River / WuXi combination will change sales process.
- Executive in Medical Affairs at leading pharmaceutical company
WuXi combo is highly unproven. WuXi is too early in process to hook into a toxicology sale. Does not make sense to buy toxicology services years in advance. Also potential to lose contact with molecule after discovery chemistry when it is brought back in-house by some customers for further work, so low probability of cross sell to Charles River’s toxicology. - Former senior executive of leading preclinical CRO
It does not make sense to bundle chemistry (WuXi) and toxicology (Charles River) together. - Senior project manager for drug development at leading pharmaceutical company, formerly project manager at a CRO
Note: Excerpts presented here are summaries and do not purport to be direct quotes. The use of such summaries herein does not necessarily indicate that such individuals support the views expressed herein.
JANA engaged with 20+ experts including several current and former executives at preclinical CROs, several current and former executives in drug development and outsourcing at pharmaceutical and biotechnology companies, and private investors in CROs, many of whom voiced similar concerns.

„ Any success with integrated offering will come at the expense of lower pricing and margins
„ WuXi’s core business is facing increased competition and further standalone growth will be much more challenging without the combination with Charles River
Expert Reaction (cont.)
When entering an arrangement for a broader offering with a CRO, we look for across the board pricing improvement.
- Executive managing outsourcing for leading pharmaceutical company
Shanghai is becoming quite expensive for chemistry professionals and how do they grow revenue?  WuXi’s core strength is in an area (medicinal chemistry) that is becoming commoditized. - Former executive in strategic sourcing/outsourcing for preclinical development at leading pharmaceutical company
Without Charles River, WuXi will take a while to grow pharmacology / toxicology on its own. Chemistry outsourcing is driven by cost and volume. - Senior executive responsible for outsourcing at leading pharmaceutical company
Note: Excerpts presented here are summaries and do not purport to be direct quotes. The use of such summaries herein does not necessarily indicate that such individuals support the views expressed herein.

$42.00
$40.00
$38.00
$36.00
$34.00
$32.00
$30.00
Charles River Stock Price
4/23/2010
5/3/2010
5/13/2010
5/23/2010
6/3/2010
6/13/2010
6/23/2010
7/3/2010
7/14/2010

Note: Through July 14, 2010.

Charles River stock price dropped 16% on deal announcement … Recovery corresponds to rise in shareholder opposition to WX transaction.
Market Reaction
(1) “We know that there is a large contingent of shareholders unhappy with the valuation and strategy.”; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010.
CRL/WX
announced
JANA 13D
filing
Neuberger Berman 13D filing
… Followed by Relational
opposition
Reports of
Opposition to WX
Transaction (1)

Annualized WuXi Discount to Acquisition Price (1)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4/26/2010
5/5/2010
5/15/2010
5/25/2010
6/4/2010
6/14/2010
6/24/2010
7/4/2010
7/14/2010

Market Reaction (cont.)
The market viewed the deal unfavorably even before public shareholder opposition surfaced.
Note: Through July 14, 2010.
(1)Assumes 12/31/2010 transaction close.
(2)“We know that there is a large contingent of shareholders unhappy with the valuation and strategy.”; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010.
(3)Per Barclays Capital research. As of July 2, 2010.
JANA
13D filing
Current Median Deal
Spread(3)
Reports of
Opposition to WX
Transaction (2)
Expanding deal spread illustrates market does not subscribe to deal rationale.

Charles River / Covance Relative Stock Price Performance
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
4/23/2010
4/28/2010
5/4/2010
5/10/2010
5/16/2010
5/21/2010
5/27/2010
6/2/2010
6/8/2010

Market Reaction (cont.)
Note: Through June 8, 2010.
(1) “We know that there is a large contingent of shareholders unhappy with the valuation and strategy.”; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010.
Charles River underperformance continued after market digested Covance’s worse earnings report and only reversed as opposition to the deal spread through the market after May 12th.
Charles River materially underperforms peer Covance even after factoring in reaction to each company’s Q1 earnings.
CRL/WX
announced
Covance
earnings
▪ Reports of Opposition to WX
 Transaction(1)
▪ JANA due diligence and acquiring 7%
 position
JANA 13D
filing
Stock Price Performance pre/post Deal Opposition
	April 23 - May 12	May 12 - June 8
S&P 500	(4)%	(10)%
Charles River	(22)%	3%
Covance	(11)%	(11)%

Highly Questionable Strategic Merits and Significant Integration Risk

Pre-Discovery
Phase I
Phase 2
Phase 3
Numberof Volunteers
20-100
100-500
1,000-5,000
Phase4: Post-Marketing Surveillance

While some Charles River investors may be drawn to China, the proposed combination with WuXi fails to provide Charles River shareholders with any material incremental benefits.
„Integrated offering of discovery and preclinical services unlikely to yield material cross-selling synergies because not a logical cross-sell
 ▪ Fragmented R&D process means customers not set up to buy integrated offering of unrelated processes
 ▪ Separate decisions often made by different decision makers with different scientific expertise often separated by facility, city or even country
 ▪ Significant time lapse (often years) between discovery and preclinical work greatly reduces likelihood that discovery and preclinical outsourcing decisions will be made at the same time
Claimed Benefits Run Counter to Industry Dynamics and
Experience, Present Significant Risks
Chart Source: Pharmaceutical Industry Profile 2008 (PhRMA, March 2008, p.4).
Integrated discovery and preclinical offering is unlikely to generate significant revenue synergies.
3-6 Years
6-7 Years
½ -2 Years
Clinical Trials
Drug Discovery
Preclinical
FDA Review
Lg-Scale Mfg
One FDA-
Approved
Drug
5
250
5,000-10,000
Compounds

„ Revenue synergies notoriously difficult to generate in this sector(1)
„ Client consideration of reducing number of suppliers has been gradual and is mostly in the clinical sector
 (not discovery or preclinical) where there are dozens of CROs and modest barriers to entry(2)
„ Even when integrated offering leads to cross-sale, usually combined sale made through “purchasing department” leading to discounting
 ▪ Integrated sale leads to pricing pressure along with having to reconcile the companies’ differential pricing models(3)
„ Cross-selling challenging to sales force given high degree of specialization / distinct pricing model for each company’s offering
 ▪ Charles River’s sales force will be stretched having to sell three highly specialized offerings (discovery, research models and preclinical services) given WuXi brings along a minimal sales effort
„ Unlikely to achieve announced SG&A cost synergies given WuXi has minimal sales force and achieving cross-selling revenue synergies from specialized discovery sales would require CRL to expand its sales force
(1) For example, Deutsche Bank has noted that “[R]evenue synergies tend to be elusive in nature and particularly hard to capture relative to service based transactions.” “CRL updates synergy target and receives 2nd request from FTC”; Ross Muken, Michael Cherny and Vijay Kumar; Deutsche Bank Securities Inc., July 13, 2010.
(2) Survey of clinical providers and sponsors as performed by the Avoca Group and presented on July 1, 2010 on a Jefferies & Company Inc. conference call.
(3) Bank of America Merrill Lynch for example has expressed concerns regarding “potential cannibalization of sales from having a different pricing model in the US/EU vs. Asia.” “Merger assumptions leave little room for error”; Eric Lo, Eric H. Chang; Bank of America Merrill Lynch, June 2, 2010.
Significant integration risk, plus risk of margin erosion from any successful combined offering.
Claimed Benefits Run Counter to Industry Dynamics and
Experience, Present Significant Risks (cont.)

6%
5%
4%
3%
2%
1%
0%
3%
4%
4%
4%
1%
2005
2006
2007
2008
2009

CRL has Struggled to Generate Appropriate Returns and
With Integration
Margin Comparison (CRL PCS - Covance Early Stage)(1)
Charles River Preclinical Return on Investment(2)
-
8%
-
6%
-
4%
-
2%
0%
2%
4%
6%
2002
2003
2004
2005
2006
2007
2008
2009
1Q10
EBIT Margin Diff
EBITDA Margin Diff
„ $1.5 billion acquisition of Inveresk in 2004 was meant to enhance existing preclinical offering and generate cross-selling synergies from Inveresk’s late stage outsourced offering. However CRL failed to successfully integrate Inveresk’s late stage offering, selling it for a substantial loss
„ Despite a high degree of experience in the preclinical business, Charles River significantly overpaid for Inveresk, ultimately resulting in a $700 million write-down of preclinical goodwill
„ Despite substantial scale benefits from Inveresk acquisition and over $600 million in additional investment over the past five years, poor integration resulted in combined preclinical margin deterioration at a time when a close peer exhibited margin expansion and the business never generated an acceptable return
„ That CRL misjudged the acquisition of a business they knew well (preclinical) raises questions about their ability to evaluate a business they do not know (discovery)
(1) Charles River margins pro forma to include Inveresk prior to transaction close. Margins exclude acquisition related expenses, impairment and write-downs.
(2) (1) Tax-effected segment operating income at assumed 30% tax rate divided by (2) period end segment long-term assets, adding back goodwill write-downs and including other intangible assets.
(3) ”Putting on its Marketing Hat”; David Windley, Timothy C. Evans, Andrew Hilgenbrink, Ph.D.; Jefferies & Company, Inc., June 2, 2010.
(4) “Charles River Laboratories”; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010.
"Investors must bet against history to believe that [Charles River] can integrate [WuXi] without a stumble."(3)
“Past acquisitions haven’t been [CRL’s] strong point, nor have the majority panned out across the industry.”(4)

High Valuation and Inadequate Returns

WuXi: Excessive Valuation on Aggressive Assumptions
„ Proposed WX acquisition price is excessive at 16x 2010 EBITDA — nearly 56x “cash” earnings(1) — and relative to CRL’s high single-digit EBITDA multiple valuation
 ▪ Compounded by issuing stock well below intrinsic value(2) and when preclinical earnings down 50%
 ▪ WX CEO sold stock more than 50% below CRL offer price; offer price is minimal premium to post-IPO private equity investor initial cost, suggesting future standalone business prospects are very challenging
„ Despite raising 2010 guidance, WX projections are aggressive, requiring reversal of negative trends and robust results from unproven businesses
 ▪ Assume reacceleration in revenue growth (after deceleration) and margin improvement (gross margin declining annually since 2003 with management guiding a further decline for 2010) despite labor cost inflation in China pressuring margins
 ▪ “To reach expectations will require sustainable Lab services growth and successful execution in two relatively early stage businesses (tox and manufacturing) while driving margin expansion in the face of pricing pressure.”(3)
 ▪ “WX's new guidance is still well below the forecasts given…This makes the 6/1 proxy forecasts aggressive.”(4)
„ WX’s primary competitive advantages of scale and cost and are not sustainable, putting projections at risk
 ▪ Chinese competitors reaching scale (#2 competitor employing almost half the chemists as WX)
 impacting WX margins
 ▪ India offers a promising new geography given lower labor costs and highly skilled workforce
(1) See JANA 13D, June 16, 2010 for “cash” earnings calculation.
(2) “[A] split of CRL could unlock shareholder value that is equivalent to $47 per share”; “CRL: Time to unlock value; we see $6/share from recap, $11/share from an RMS/PCS split”;
 Stephen Unger, William Hite; Lazard Capital Markets, Inc., June 17, 2010.
(3)  “Merger assumptions leave little room for error”; Eric Lo, Eric H. Chang; Bank of America Merrill Lynch, June 2, 2010.
(4) “Pre-announcement Adds Arrow to CRL Quiver”; David Windley, Timothy C. Evans, Andrew Hilgenbrink; Jefferies & Company Inc., July, 15 2010.
Even assuming strategic benefits from the WuXi deal, excessive price destroys shareholder value.

18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
7%
8%
8%
10%
9%
10%
9%
11%
9%
11%
2011
2012
2013
2014
2015
CRL return excluding synergies
CRL return including synergies

(1) Midpoint of JPMorgan calculated WX WACC per latest CRL proxy.
(2) Charles River has previously communicated to shareholders a mid teens return requirement on investments.
(3) $350MM of additional revenue synergies (beyond the newly announced revenue synergies) which would be required to achieve return requirement, assuming a 30% operating margin and a 25% tax rate.
Note: Please see the end notes at the end of this presentation for returns calculation information.
Returns Inadequate Even Under Most Optimistic
Scenarios
Even if one assumes synergies are realistic and that Charles River can overcome significant integration risk and its own history, and accepting aggressive WuXi growth and margin assumptions, the proposed acquisition would still fail to return its 12% cost of capital(1) by 2015.
To achieve CRL’s 15% return requirement by 2015 requires $350MM of additional revenue synergies.(2)(3)

„ Charles River has much more promising and straightforward means to create greater and more immediate shareholder value than a WuXi acquisition
„ For example, could employ the same amount of leverage it would assume in a WuXi acquisition to repurchase 30% of its undervalued shares at a 10% premium to current share price, without any integration risk
 ▪ Would result in accretion to 2011 earnings per share of approximately 14% based on recent share prices, with accretion continuing to grow thereafter
 ▪ Leverage would likely instill greater capital discipline
„ Given history as a leveraged buyout, robust private equity activity in the CRO space, minimal synergies between its research models and preclinical segments and recent published reports, a sale or break-up potentially represents another means of creating greater shareholder value
More Promising Means to Create Shareholder Value

End Notes
Page 6 Full Citations:
- “Charles River Laboratories”; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010.
- “CRL: Argument for WX completion continues to evolve; does management intend to change the terms and avoid vote?”; Stephen Unger and
William Hite; Lazard Capital Markets, June 15, 2010.
- Neuberger Berman Group LLC, Schedule 13D, filed with the SEC June 16, 2010.
- “DIA: Exhibitor Conversation Takeaways”; Alexander Y. Draper and Jake Hausman; Raymond James & Associates; June 17, 2010.
- “CRL updates synergy target and receives 2nd request from FTC”; Ross Muken, Michael Cherny and Vijay Kumar; Deutsche Bank Securities
Inc.; July 13, 2010.
- “CRL: Too little, too late? CRL is trying very hard to get shareholders comfortable; a ‘No’ vote looks imminent; BUY”; Stephen Unger and William
Hite; Lazard Capital Markets, July 15, 2010.
Note: Quotation of analysts and investment firms herein does not necessarily indicate that such analysts or investment firms support the views expressed herein.
Page 18 Return Calculation Details:
- Returns calculated by dividing (1) the sum of GAAP net income and depreciation & amortization by (2) the sum of Charles River stock and cash consideration, conversion of WuXi options, WuXi net debt assumed, deal related expenses and WuXi capital expenditures. Synergies (a)
incorporate the announced $20MM of pre-tax cost synergies taxed at a 25% tax rate in 2011 and thereafter, (b) assume a one-time pre-tax restructuring charge of $30MM which is included in invested capital and (c) include newly announced revenue synergies of $100MM in 2013 (the high-end of Charles River synergy guidance) and initial revenue synergies of $33MM in 2011 and $67MM in 2012, in each case at an assumed
30% operating margin, growing in-line with operating income projections thereafter and taxed at a 25% tax rate. WuXi GAAP net income through
2012 based on adjusted operating income projections per Charles River’s latest proxy statement, 14% tax rate per midpoint of WuXi 2010 guidance, and assumes $9MM reduction for after tax share based compensation per 2009 actual results. 2013-2015 WuXi operating income growth rate based on Jefferies’ research projected growth rate of operating income for the same period. Depreciation expense through 2012 based on difference between WuXi adjusted EBITDA and operating income estimates per Charles River’s latest proxy statement; thereafter assumed to grow in-line with capital expenditure growth rate. 2011-2015 capital expenditures per Jefferies’ research estimates. Charles River stock consideration valued per Charles River transaction presentations, using Charles River closing price of 4/23/2010 (closing price prior to transaction announcement) and based on 75MM diluted WuXi shares, for a total stock and cash consideration of $1.6 billion. Conversion of WuXi options valued at $39MM per Charles River proxy. Deal related expenses include Credit Suisse seller advisory fee (not disclosed but assumed to be equivalent to $12MM JP Morgan buyer advisory fee) and assumed $24MM in financing fees related to Charles River’s $1.2bn credit facility.